

February 14, 2013

Via E-mail
M. David Kornblatt
Chief Financial Officer
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn Pennsylvania 19312

      Re: Triumph Group, Inc.
              Form 10-K for Fiscal Year Ended March 31, 2012
              Filed on May 29, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed on June 19, 2012
              File No. 001-12235

Dear Mr. Kornblatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2012

Item 1. Business

Operating Locations, page 5

1.   In footnote (2) on page 10 you disclose that through an affiliate, Triumph Insulation Systems, LLC manages an 80% interest in a venture, operating in Beijing, China, with Beijing Kailan Aviation Technology Co., Ltd., an unrelated party based in China. Please tell us and disclose your association with this venture, who the affiliate it is, the nature of the management services provided, details regarding the level of control over this venture, and your accounting for this arrangement including your basis for your accounting.

M. David Kornblatt
Triumph Group, Inc.
February 14, 2013
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Non-GAAP Financial Measures, page 30

2.   You refer here, in the segment note, in the earnings release contained in the Form 8-K furnished February 1, 2013 and the Form 10-Q for the period ended December 31, 2012 to the measure "EBITDA." Your computation of this measure appears to differ from the typical definition of the non-GAAP measure "EBITDA" as noted in question 103.01 in "Compliance and Disclosure Interpretations: Non-GAAP Financial Measures" found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please change the description of your measure to more accurately describe what it represents and to avoid confusion with the typical non-GAAP measure "EBITDA."

Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011, page 32

3.   Please clarify for us and in your disclosure how the inclusion of Vought contributed to lower pension and other postretirement benefit expenses of $34.9 million as disclosed in the second paragraph on page 33.

Business Segment Performance, page 37

4.   It appears cost of sales is material to the results of your segments, but you do not provide a comparative discussion and analysis of this expense category at this level. We believe this disclosure is appropriate when a change in cost of sales of a segment materially impacts the segment's measure of profit or performance. Please revise your disclosure accordingly, in addition to and complementary with your current disclosure which is made in the context of segment operating income. In your revised disclosure, quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material to the change in cost of sales. Please provide us with a copy of your intended revised disclosure.

Liquidity and Capital Resources, page 40

5.   In regard to the analysis of the increase in cash flows from operating activities between fiscal 2012 and 2011, we note the following:

- You cite an increase in net income as part of the increase. Because net income is prepared on the accrual basis of accounting, and accordingly contains noncash items, citing this may not provide a sufficient basis to analyze the change in cash of operating activities.
- You cite noncash items of $58.4 million as part of the increase, but noncash items do

not impact cash.

- You cite reduction in income taxes paid due to the utilization of the net operating loss carryforward acquired in the acquisition of Vought (which was acquired in fiscal 2010) in partial explanation of the increase. You also cite the receipt of an income tax refund of $29.3 million as a result of carrying back tax losses from fiscal 2011 to prior years in partial explanation of the offsetting decrease in net working capital changes. It is not clear whether the latter is also in association with the Vought acquisition or something else.

- You state that the increases in net income and noncash items were offset in part by a "decrease" in net working capital "changes." It is not clear what you are trying to convey. Changes in net working capital can be either favorable or unfavorable to operating cash flows, with an increase in net working capital typically a decrease in operating cash flow and a decrease in net working capital typically an increase in operating cash flow. It is not clear if you are trying to represent the impact on the change in operating cash flow of the change in net working capital between 2012 and 2011, or compare the change in net working capital between 2012 and 2011 to the change in net working capital between 2011 and 2010.

- In the paragraph in which you discuss the decrease in net working capital changes, you discuss cash uses for excess funding above expense in regard to your pension and other postretirement benefits plans and the receipt of an income tax refund. Accordingly, it appears the amount of the effect of the changes in net working capital changes on your operating cash flows would be exclusive of these apparent direct cash impacts.

Please revise your disclosure to address the points above and provide us with a copy of your intended revised disclosure, or advise us as appropriate.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Background and Basis for Presentation

6.   You disclose in the last paragraph of this note that you corrected an immaterial error related to the March 31, 2011 classification of deferred tax liabilities related to long term contract accounting. Please tell us the facts and circumstances that caused this error and how you determined the correct amounts. Also, explain to us the basis for your conclusion that this error correction was not material.

Note 3. Acquisitions Vought Aircraft Industries, Inc.

Recording of assets acquired and liabilities assumed

7.   Please tell us the facts and circumstances in regard to the certain errors in the accounting

for the acquisition that were corrected during the fourth quarter of fiscal 2012 as disclosed here. We note an adjustment of $11.497 million to goodwill, please tell us the nature of the items that comprise this adjustment and the related amounts.

Note 5. Inventories

8.   You state here that inventories are stated at the lower of cost (average cost or specific identification methods) or market. However, under "Inventories" in "Note 2. Summary of Significant Accounting Policies" you state that you determine the costs of inventories by the first-in, first out or average cost methods. Please reconcile these disclosures for consistency and revise as appropriate.

Note 9. Leases

9.   Please explain to us why future minimum payments at March 31, 2012 under noncancelable operating leases for each subsequent year indicated are substantially less than the total rental expense in excess of $43 million incurred in each of 2012 and 2011.

Form 10-Q for the Fiscal Period Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 5. Inventories, page 10

10.   We note that capitalized pre-production costs increased to $53.2 million at December 31, 2012 from $19.4 million at March 31, 2012. Please tell us and disclose in more detail the nature and type of costs incurred that are included in the most recent balance, and why capitalization of such costs is appropriate.

Note 10. Goodwill, page 18

11.   Please revise the description for the contingent consideration to either refer to the associated Accounting Standards Codification reference or remove the authoritative reference.

Definitive Proxy Statement on Schedule 14A

General

12.   Please refer to item number 2 on your proxy card for your 2012 annual meeting of stockholders. Please confirm that in future filings you will describe an advisory vote in a manner consistent with Rule 14a-21 of Securities Exchange Act of 1934 that clearly informs shareholders that they are providing an advisory vote to approve the compensation paid to the company's named executive officers. Refer to Rule 14a-21 of

Securities Exchange Act of 1934 and to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

Executive Compensation, page 22

Compensation Discussion and Analysis, page 22

Base Salaries, page 23

13.   Your disclosure in this section, the Annual Cash Bonus Compensation section on page 23 and the Long-Term Equity Compensation section on page 25 indicates that you use competitive market data from certain companies in your "industry group" to make compensation decisions related to your executive officers' compensation. In this regard, we note that your target for base salaries is to be at approximately the median of your industry group and your target for annual cash bonus compensation is to be at approximately the 75th percentile of your industry group. We also note your disclosure that your executive officers' base salaries were benchmarked in 2012. Additionally, we note that your compensation and management development committee uses competitive market data in setting the size of stock option and restricted stock awards. Lastly, please refer to comment 17 in our letter dated February 9, 2009. Please amend your Form 10-K for the fiscal year ended March 31, 2012 to list the companies to which you benchmark and disclose the degree to which you considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

14.   Please also amend your Form 10-K for the fiscal year ended March 31, 2012 to discuss in greater detail how you used competitive market data and how that competitive market data affected your compensation decisions. Additionally, where you target elements of compensation to a range within the competitive market data, such as the median for base salaries and the 75th percentile for annual cash bonus compensation, identify the element of compensation, the range and explain more specifically where your compensation fell within that range. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose

M. David Kornblatt
Triumph Group, Inc.
February 14, 2013
Page 6

the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lauren Nguyen at 202-551-3642 with any other questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief